Rider

Spousal Continuation

This Rider is made part of the Contract to which it is attached. If this rider is issued at the same time as your Contract, this rider is effective on the Contract Issue Date shown on the Contract Specifications. If this rider is issued after your Contract, this rider is effective on the date upon which this rider was added.

If You choose to return the Contract under the Right to Examine this Rider will also be void.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this Rider will control.

CONTINUATION DATE

The Continuation Date is the date on which We receive, at Our home office: (a) the Spousal Beneficiary’s Written request to continue this Contract; and (b) Due Proof of Death. The Continuation Date will be the date that We are in receipt of both (a) and (b) in Good Order.

If the Owner’s surviving spouse becomes the new Owner they can choose to continue this Contract under Spousal Continuation.

SPOUSAL CONTINUATION

If the Owner and the Annuitant are the same person, then the spouse of that person will be eligible to continue the Contract as a Spousal Continuation. If the Owner and the Annuitant are different people, then there can only be a Spousal Continuation, if there is no surviving Owner. The spouse who wishes to continue this Contract shall submit a request In Writing to our Home Office and Due Proof of Death in Good Order.

SPOUSAL CONTINUATION WITH AN OPTIONAL BENEFIT

Single Covered Life

If the Benefit elected provides for a single Covered Life the surviving spouse may choose from the following options:

(1)	Continue the Contract without any Optional Benefit, if applicable; or

(2)	Add an Optional Benefit to the Contract after the Continuation Date (the Optional Benefit must be available as of the Continuation Date and the Spouse must meet eligibility requirements).

Upon election of this Benefit following Spousal Continuation the Benefit Date will be the Contract Anniversary following the date it is elected. The Contract Value on the Benefit Date will be the beginning value of the elected Optional Benefit.

Spousal Continuation Joint Covered Life

If the Benefit elected provides for joint Covered Lives the surviving Covered Life can continue this Benefit subject to the following conditions:

(1)	Spousal Continuation election of the Contract must be made within the Maximum Spousal Continuation Election Period as shown in the Contract Specifications, after Due Proof of Death is received; and

(2)	No previous Spousal Continuation has been allowed under this Benefit (only one Spousal Continuation can be exercised during the life of this benefit).

Form ICC25-SCR-1	AuguStar Life Insurance Company	Page 1

Upon Spousal Continuation of a joint version of an Optional Benefit, the Protected Benefit Base will be equal to the greater of:

(a) the Contract Value (after the application of the Death Benefit Adjustment, if any) or

(b) the Protected Benefit Base as of the Spousal Continuation Date

If death occurs before entering the Protected Lifetime Withdrawal Period, the MPAW rate will be determined using the surviving spouse’s age.

If death occurs after entering the Protected Lifetime Withdrawal Period, the MPAW rate will not change.

TERMINATION

This Rider will terminate upon the termination of the Contract.

AUGUSTAR LIFE INSURANCE COMPANY

Form ICC25-SCR-1	AuguStar Life Insurance Company	Page 2